Exhibit 99.1

Canonic Launches its Second-Generation Medical Cannabis
Products with High THC and Unique Terpene Profiles

The new and improved products are derived from novel proprietary cannabis varieties developed using genetic markers utilizing Evogene’s GeneRator AI tech-engine

Rehovot, Israel – September 21, 2022 – Canonic Ltd., focused on the development of medical grade cannabis products and a wholly owned subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), today announced the launch of its second-generation products in Israel. The design of the new products leverages market feedback since Canonic’s launch of its first-generation products in Israel in September 2021. The first new product from the second-generation product-line is expected to debut for patients in early October 2022. The rest of the second-generation product line will follow during the last quarter of the year through the first quarter of 2023.

Canonic’s second-generation products are characterized by high THC and unique terpene profiles. THC is the primary psychoactive ingredient in cannabis. Terpenes are plant compounds known to have complementary medicinal benefits, including anti-inflammatory, analgesia, anxiolytic, antidepressant, anti-insomnia and more1. They also influence aroma and scent of the cannabis inflorescence.

The new products were developed through breeding programs carried out by Canonic in the last two years and include the use of proprietary sets of novel genetic markers developed in collaboration with Evogene using its GeneRator AI tech-engine. The use of genetic markers directs and accelerates the breeding process in reaching unique cannabis lines that meet market requirements.

Arnon Heyman, Chief Executive Officer of Canonic, commented, “We are happy to have reached this milestone, representing the fruits of our development work over past years. We have succeeded in increasing the cannabinoid and terpene concentration, known to relieve many symptoms and improve overall well-being, meeting patient demands within a concise timeframe. This was enabled using advanced computational technology, in combination with proprietary sets of novel genetic markers and other advanced breeding methods, developed by Canonic and Evogene. In addition, the announcement we published last week regarding the licensing agreement for the commercialization in Europe of two next-generation cannabis lines by GroVida, is supporting proof of the uniqueness and commercial potential of the new generation of products developed by Canonic.”

1 http://accurateclinic.com/wp-content/uploads/2020/05/Medicinal-Properties-of-Cannabinoids-Terpenes-and-Flavonoids-in-Cannabis-and-Benefits-in-Migraine-Headache-and-Pain-An-Update-on-Current-Evidence-and-Cannabis-Science-2018.pdf

About Canonic Ltd.:

Canonic is a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), developing medical cannabis products utilizing Evogene’s proprietary GeneRator AI engine. The Company’s development products aim to improve active compounds, genetic stability, and cannabis varieties for specific medical effects.  In addition, the Company’s strategy includes the development of cannabis varieties to commercialize medical cannabis products independently or through collaborations. Canonic has exclusive access to Evogene’s genomic assets and technology for the development of medical cannabis products.

For more information, please visit: https://www.canonicbio.com/.

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI, and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating a deep multidisciplinary understanding of life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and strategic partners.  Evogene’s main subsidiaries currently utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus Ltd., and ag-biologicals by Lavie Bio Ltd.

For more information, please visit: www.evogene.com.

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates”, or words of similar meaning. For example, Evogene and Canonic are using forward-looking statements in this press release when they discuss the characteristics of the new second-generation products, their unique qualities and their possible benefits for relieving symptoms and improve overall well-being, and their expected marketing date. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:
Kenny Green Email: kenny.green@evogene.com Tel: +1 212 378 8040